EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-132250) and related Prospectus of Oracle Corporation, formerly known as Ozark Holding Inc., for the registration of $1,500,000,000 of Floating Rate Notes, $2,250,000,000 of 5.00% Notes, and $2,000,000,000 of 5.25% Notes and to the use of our reports dated June 30, 2005, with respect to the consolidated financial statements and schedule of Oracle Systems Corporation, formerly known as Oracle Corporation, included in its Annual Report (Form 10-K/A) for the year ended May 31, 2005, Oracle Systems Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Oracle Systems Corporation, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
April 11, 2006